August 29, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attention: Christopher J. White, Branch Chief

Re:	Minera Andes Inc. (the “Company”)
Form 40-F Annual Report for Fiscal Year Ended December 31, 2007
File No.: 000-22731

Dear Mr. White:

We are writing to respond to the staff’s comments provided in your letter dated August 5, 2008 regarding our annual report on Form 40-F for the fiscal year ended December 31, 2007 (the “40-F”). Our responses are numbered to correspond to the numbers of the comments in your letter. The responses explain why we believe no amendment to the 40-F should be required, except for an amendment to include a correction regarding management’s conclusion about disclosure controls and procedures as discussed in comment no. 2 and an auditor’s consent as discussed in comment no. 3.

Exhibit 99.2

Note 13 – Differences between Canadian and United States

Generally Accepted Accounting Principles, page 35

1. We acknowledge that two reclassification items in our reconciliation of cash flows were incorrectly labeled. The one labeled “Adjustment arising from exercise of warrants subject to registration rights” should have been labeled “Adjustment related to mineral properties,” and the one labeled “Adjustment related to mineral properties” should have been labeled “Adjustment related to investment,” in conformity with the presentation in our 2006 consolidated financial statements. However, because the staff’s comments do not require us to make any other changes to our audited financial statements, further that items raised are not material deficiencies and because of the cost that would be involved in amending the financial statements, we propose to make these corrections in future filings.

Securities and Exchange Commission

Division of Corporation Finance

August 29, 2008

Exhibit 99.3

Evaluation of Controls and Procedures

2. We direct the attention of the staff to the second paragraph under the heading “Evaluation of Controls and Procedures” on page 26 of the Management’s Discussion and Analysis and also on page 3 of the Form 40-F itself, where it states as follows:

“As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting were not effective as of December 31, 2007, at the reasonable assurance level, because of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting.”

In the underlined sentence, the words “internal control over financial reporting” were mistakenly used when the words “disclosure controls and procedures” should have been used. We propose to restate this section as it currently appears on page 3 of the Form 40-F with this correction when we file the amendment to the Form 40-F.

Exhibit 99.4

3. We will file an amendment to the Form 40-F that will include the consent of BDO Dunwoody to use their report in the Annual Report on Form 40-F filed on March 31, 2008.

Engineering Comments

General

4. As discussed with George Shuler by telephone on August 28, 2008, we respectfully submit that no change should be required in response to this comment, since the requirements of Regulation S-K (including those in Item 102, which were cited in this comment) do not apply to Form 40-F filers under the Commission’s multi-jurisdictional disclosure system. Nevertheless, for information of the staff we note supplementally that location and access maps were included in the reports on our material properties that were filed as part of the Form 40-F in Exhibit 99.9 (NI 43-101 Technical Report – San Jose Property, Santa Cruz Province, Argentina) and Exhibit 99.10 (NI 43-101 Technical Report – Los Azules Copper Project, San Juan Province, Argentina.)

Securities and Exchange Commission

Division of Corporation Finance

August 29, 2008

Exhibit 99.1

Three Year History, page 12

Exhibit 99.3

San José – Mineral Potential, page 13

We appreciate the opportunity to explain our disclosures regarding Mineral Potential. We have had a history of successful drilling of exploration targets at the San José property which has resulted in the regular conversion of exploration targets into mineral resources. Also, each time, the delineated mineral resources have been successfully converted to mineral reserves through appropriate engineering studies. And each time we have had an independent engineering firm verify the results of the exploration program and validate the mineral resource and mineral reserve estimates in independent technical reports filed on SEDAR. The reported tonnes and grade of the Mineral Potential are supported by an independent engineering report by AMEC.

The Mineral Potential disclosure was presented in compliance with Section 2.3(2) of NI 43-101, which is set forth below:

“2.3 Prohibited Disclosure

“(1) An issuer must not make any disclosure of the

“(a) quantity, grade, or metal or mineral content of a deposit that has not been categorized as an inferred mineral resource, an indicated mineral resource, a measured mineral resource, a probable mineral reserve or a proven mineral reserve; or

“(b) results of an economic analysis that includes inferred mineral resources.

“(2) Despite paragraph (1)(a), an issuer may disclose in writing the potential quantity and grade, expressed as ranges, of a potential mineral deposit that is to be the target of further exploration if the disclosure

“(a) includes a statement that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resource; and

Securities and Exchange Commission

Division of Corporation Finance

August 29, 2008

“(b) states the basis on which the disclosed potential quantity and grade has been determined.”

Because we did not want investors to confuse the Mineral Potential with mineral resources or mineral reserves, we included a statement clarifying that the Mineral Potential is outside of the existing mineral reserves/resources, as follows:

“The new Technical Report also estimates the mineral potential at San José based on 2005-2006 drilling outside the existing mineral reserves/resources.”

We also included the following cautionary statement to ensure that investors understood the Mineral Potential estimate is an exploration target that may not result in a mineral resource:

“It should be emphasized that this estimation is conceptual in nature, that there has been insufficient exploration to define a mineral resource, and that it is uncertain if further exploration will result in the target being delineated as a mineral resource.”

These exploration targets are currently being drilled with the expectation that additional mineral resources and eventual mineral reserves will eventually result. Accordingly, we believe that no amendment to our existing disclosure should be required.

Thank you for your comments on this subject. We assure you that we will exercise due care in future disclosures to ensure that U.S. investors will not confuse exploration target disclosure with the disclosure of mineral resources or reserves.

Exhibit 99.1

Chubut Project Exploration, page 57

As noted in Exhibit 99.1 the Chubut Project is not a material property for the Corporation. Further please note that we have written down the Chubut Project to a nominal value in the financial statements attached as Exhibit 99.2 The reference to disclosure related to historic gold values ranging from below detection limit to 14.6 g/t and disclosure about mercury (in the low 2,000 to 13,000 ppb) range is historic information that was inadvertently left in the AIF from an older version of the document. We propose to modify this disclosure on Chubut Project Exploration in the filing of our AIF for 2009.

Securities and Exchange Commission

Division of Corporation Finance

August 29, 2008

Closing Comments

As requested by the staff, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the 40-F; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Allen V. Ambrose
Allen V. Ambrose
President and Chairman